

March 16, 2012

Via E-Mail
Mr. Fredrik J. Eliasson
Chief Financial Officer
CSX Corporation
500 Water Street, 15th Floor
Jacksonville, Florida 32202

   Re: CSX Corporation
     Form 10-K for the Year Ended December 30, 2011
     Filed February 21, 2012
     File No. 001-08022

Dear Mr. Eliasson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1. Please revise to disclose the estimated amount of expected capital expenditures for the next fiscal year.

2. Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

<u>Note 6. Properties, page 80</u>
<u>Significant Property Disposition, page 82</u>

3. We note your disclosure that in November 2011, you sold approximately 61 miles of operating rail corridor to the Florida Department of Transportation. We also note that the transaction contains multiple elements with separate accounting, and that the sale of real estate resulted in a deferred gain of $146 million upon conveyance which is being recognized into income ratably as the investment obligation is fulfilled. In this regard, please explain to us the reason(s) why you believe it is appropriate to recognize the gain ratably as the investment obligation is fulfilled. Please tell us and revise to disclose the total amount of the investment obligation and the period of time over which you are required to fulfill this obligation. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief